
March 28, 2012

<u>Via E-mail</u>
Scott Richter
LeClair Ryan
951 East Byrd Street, Eighth Floor
Richmond, VA 23219

> **Re:** **Cardinal Bankshares Corporation ("Cardinal" or "the Company")**
> **Preliminary Proxy Statement on Schedule 14A filed March 14, 2012**
> **File No. 0-28780**

Dear Mr. Richter:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filing generally.

<u>General</u>

1. Please provide some background disclosure concerning the events leading up to the current proxy contest. For example, what have been your contacts with affiliates of the group calling itself the Coalition to Improve the Bank of Floyd? Generally describe the form of the contacts, when they occurred, and the substance of the communications.

2. Refer to the cover page of the proxy statement. Revise to indicate that it is a preliminary copy, as required by Rule 14a-6(e)(1).

<u>Closing Information</u>

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions